AVG TECHNOLOGIES N.V.

Agenda (including explanatory notes) of the Annual General Meeting of Shareholders (the AGM) of AVG Technologies N.V. (the Company),

to be held on 11 June 2014 at 09:30 a.m. CET, at the offices of Allen & Overy LLP, Apollolaan 15, 1077 AB Amsterdam, the Netherlands.

The notice of this meeting appeared on the Investor Relations section (Corporate Governance > Shareholders Meeting) of the Company’s website www.avg.com or investors.avg.com. In that notice, reference is made to the agenda items below.

1.	Opening and announcements

2.	Discussion of the Company's financial statements for the financial year 2013, including the Dutch statutory annual report and annual accounts as well as the annual financial statements filed with the SEC on form 20-F

Said financial statements have been made available to the General Meeting on the Company's website at the time notice of this meeting was given.

3.	Implementation of the remuneration policy in 2013

This agenda item provides, pursuant to Section 2:135(5a) of the Dutch Civil Code, for a discussion regarding the implementation in 2013 of the remuneration policy for the Management Board. The discussion takes place on the basis of the information referred to in Section 2:383c up to and including Section 2:383e of the Dutch Civil Code, as included in the Remuneration Report as published on the Company’s website and the explanatory notes to the financial statements included in the statutory annual report 2013, page 148 to page 152.

4.	Adoption of the Dutch statutory annual accounts for the financial year 2013 (Voting item)

It is proposed to adopt the Dutch statutory annual accounts for the financial year 2013.

5.	Discussion of the Company's dividend policy and appropriation of the 2013 result

The Company currently intends to retain (future) earnings, if any, to finance the growth and development of its business and to provide additional liquidity. As a result, the Company currently has no intention to pay dividends or to make any other distributions to the holders of its ordinary shares, which includes no dividends in respect of the year ended 31 December 2013.

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The 2013 result amounts to USD 20,246,000. In line with the Company's dividend policy and Article 29 of the Articles of Association, the Management Board, with the approval of the Supervisory Board, has allocated the 2013 result to the Company's reserves.

6.	Release from liability of the Management Board members in respect of the exercise of their duties during the financial year 2013 (Voting item)

In accordance with Article 28.2 of the Company's Articles of Association, the General Meeting is requested to release the members of the Management Board from liability for their duties insofar as the exercise of such duties is reflected in the 2013 financial statements or otherwise disclosed to the General Meeting.

7.	Release from liability of the Supervisory Board members in respect of the exercise of their duties during the financial year 2013 (Voting item)

In accordance with Article 28.2 of the Company's Articles of Association, the General Meeting is requested to release the members of the Supervisory Board from liability for their duties insofar as the exercise of such duties is reflected in the 2013 financial statements or otherwise disclosed to the General Meeting.

8.	Re-appointment of Mr. Little as Management Board member (Voting item)

The General Meeting is requested to re-appoint Mr. J. Little as member of the Management Board for a term of four (4) years ending immediately following the AGM 2018. In accordance with Article 14.2 of the Articles of Association of the Company, and taking into account the By-laws of the Supervisory Board, the Supervisory Board nominated Mr. Little for his financial experience and active contribution to the Company; Mr. Little is the Chief Financial Officer of the Company.

The particulars of Mr. Little are attached hereto as Annex 1.

9.	Re-appointment of Mr. Fuller as Supervisory Board member (Voting item)

Due to the rotation schedule Mr. Fuller will resign from the Supervisory Board per the end of the AGM. Mr. Fuller is available for reappointment.

The General Meeting is requested to re-appoint Mr. D. Fuller as member of the Supervisory Board with effect as of the end of the AGM for a term of four (4) years ending immediately following the AGM 2018. In accordance with Article 20.2 of the Articles of Association of the Company, and taking into account the By-laws of the Supervisory Board including the Supervisory Board profile, the Supervisory Board nominated Mr. D. Fuller for re-appointment for his relevant knowledge of the IT and software market, and his wide business experience in that respect.

The particulars of Mr. Fuller are attached hereto as Annex 2.

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10.	Re-appointment of Mr. Eichler as Supervisory Board member (Voting item)

The General Meeting is requested to re-appoint Mr. G. Eichler as member of the Supervisory Board with effect as of the end of the AGM for a term of four (4) years ending immediately following the AGM 2018. In accordance with Article 20.2 of the Articles of Association of the Company, and taking into account the By-laws of the Supervisory Board including the Supervisory Board profile, the Supervisory Board nominated Mr. G. Eichler for re-appointment for his relevant knowledge of his financial experience, the IT and software market, and his wide business experience in that respect.

The particulars of Mr. Eichler are attached hereto as Annex 3.

11.	Appointment of Mr. Dunne as Supervisory Board member (Voting item)

The General Meeting is requested to appoint Mr. Dunne as member of the Supervisory Board with effect as of the end of the AGM for a term of four (4) years ending immediately following the AGM 2018. In accordance with Article 20.2 of the Articles of Association of the Company, and taking into account the By-laws of the Supervisory Board including the Supervisory Board profile, the Supervisory Board nominated Mr. Dunne for appointment for his relevant knowledge of product strategies and marketing, mobile expertise and skills and his wide business experience in that respect built up during his career at Telefónica, an international telecom operator and at Tesco Mobile, a leading UK mobile virtual network.

The particulars of Mr. Dunne are attached hereto as Annex 4.

12.	Approval of options for Mr. Dunne (Voting item)

In accordance with the remuneration policy of the Supervisory Board, it is proposed that Mr. Dunne, as newly appointed member of the Supervisory Board, will be granted options for 20,000 ordinary shares in the capital of the Company, subject to the Option Plan and the specific option award agreement between the Company and Mr Dunne. The vesting period for these options begins on 11 June 2014. A total of 25% of the options will vest on 11 June 2015 and the remaining 75% of the options will vest quarterly in 12 instalments of equal proportions, subject to continuance of service through the applicable vesting dates.

13.	Designation of the Management Board as competent body to issue shares (Voting item)

The General Meeting is requested to extend the designation of the Management Board as the competent body to issue ordinary shares and to grant rights to subscribe for ordinary shares for a term of 18 months. The power of the Management Board will include a maximum of 10% of the total issued and outstanding ordinary share capital at the time of issuance plus a further 10% of the issued and outstanding ordinary share capital as per the time of issuance in case an issue occurs as part of a merger or acquisition. A resolution of the Management Board to issue shares or to grant rights to subscribe for shares is subject to the approval of the Supervisory Board.

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14.	Designation of the Management Board as competent body to limit or exclude pre-emptive rights (voting item)

The General Meeting is requested to extend the designation of the Management Board as the competent body to limit or exclude pre-emptive rights of existing shareholders in respect of an issue of ordinary shares and a grant of rights to subscribe for ordinary shares for a term of 18 months. The power of the Management Board will include a maximum of 10% of the total issued and outstanding ordinary share capital at the time of issuance plus a further 10% of the issued and outstanding ordinary share capital as per the time of issuance in case an issue occurs as part of a merger or acquisition. A resolution of the Management Board to limit or exclude pre-emptive rights is subject to the approval of the Supervisory Board.

15.	Increase of the option and RSU pool under the Company’s share option plan (Voting item)

The General Meeting has authorised the Supervisory Board to grant up to 9,059,948 options and/or restricted share units (RSU’s) under the Company’s share option plan. As of the date of the convocation of the AGM 3,286,673 of these options and/or RSU’s have been exercised, 4,923,220 options and/or RSU’s are outstanding and 850,055 new options and/or RSU’s may be granted. The remaining 850,055 number of shares in respect of which options and/or RSUs may be granted is not considered sufficient as there is a need for an increased number of options and RSU’s, amongst others to attract the appropriate talent for the continued growth of the business. Therefore the General Meeting is requested to increase the authorization of the Supervisory Board as the body designated to grant options and/or RSU’s under the Company’s share option plan with 3,150,000 options and/or RSU’s.

16.	Authorization of the Management Board to repurchase shares (Voting item)

The General Meeting is requested to authorize the Management Board to resolve on the acquisition by the Company of its fully paid-up ordinary shares, for a maximum of 10% of the issued share capital as per the date of the AGM, through a purchase on the stock exchange or otherwise for a term of 18 months against a repurchase price between on the one hand, the nominal value of the ordinary shares concerned and, on the other hand, an amount of 110% of the highest price of the ordinary shares officially quoted on any of the official stock markets the Company is listed on any of 30 banking days preceding the date the repurchase is effected or proposed. A resolution of the Management Board to repurchase ordinary shares is subject to the approval of the Supervisory Board.

17.	Questions

18.	Close

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ANNEX 1

PARTICULARS OF MR. LITTLE

•	Age: 48
•	Profession: chief financial officer and managing director of AVG Technologies N.V.
•	Positions held in the past (insofar relevant): chief financial officer and global head of investment of MiNC Property Enterprises, chief financial officer at Wood & Co, group financial controller at Cazenove & Co., financial controller at the Royal Bank of Scotland Group plc, and audit manager at Deloitte & Touche LLP.

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ANNEX 2

PARTICULARS OF MR. FULLER

•	Age: 55
•	Profession: since 2013 Mr. Fuller is the chairman of the board of MobiSocial, Inc.
•	Number of shares held in the capital of the Company: none
•	Positions held now and in the past (insofar relevant): director of MobiSocial, Inc., moka5, Inc., WebGistix Corporation, Perch, Inc, ProSite, Inc, Zoran Corporation, Guidance Software, Inc., Krugle, Inc, McAfee, Inc., Phoenix Technologies Limited and Quest Aircraft Company, LLC. President, chief executive officer and chief financial officer of moka5, interim chief executive officer and president of McAfee, Inc., chief executive officer and president of Borland Software Corporation, founder of the Internet community site WhoWhere, Inc. and start-up company CEO of several domain sites, including angelfire.com and Mailcity.com.
•	Name of legal entities of which Mr Fuller is a non-executive board member: MobiSocial, Inc.

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ANNEX 3

PARTICULARS OF MR. EICHLER

•	Age: 64
•	Profession: Senior partner of Benson Oak s.r.o., a private equity firm operating in central Europe with a focus on the Czech Republic and Slovakia.
•	Number of shares held in the capital of the Company: none.
•	Positions held now and in the past (insofar relevant): chairman, president and chief executive officer of VSŽ, a steel company acquired by United States Steel Corporation, vice-chairman and chief financial officer of ČEZ, a.s., the Czech power company, senior partner of Benson Oak s.r.o., a private equity firm operating in central Europe with a focus on the Czech Republic and Slovakia, partner and executive vice president at CEDC, a U.S.-based private equity group, chief international economist of Bank of America National Trust and Savings Association, regional general manager for the Bank of America in Paris, Vienna and Frankfurt, vice chairman of the supervisory board of Československá obchodní banka, a.s., member of the supervisory boards of Slovenská sporiteľňa, a.s. and Česká pojišťovna a.s., director of Ness Technologies Inc., and the EastWest Institute.
•	Name of legal entities of which Mr Eichler is a supervisory board member: BO Chemie B.V.

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ANNEX 4

PARTICULARS OF MR. DUNNE

•	Age: 50
•	Profession: Chief Executive Office of Telefónica UK (O2)
•	Number of shares held in the capital of the Company: none
•	Positions held in the past (insofar relevant): Division Manager, Banque Nationale de Paris, Division Head, Exel plc., Deputy Treasurer, Waste Management International plc
•	Name of legal entities of which Mr. Dunne is an executive board member: Telefónica UK Ltd Executive Committee, Telefónica SA Executive Committee
•	Name of legal entities of which Mr. Dunne is a non-executive board member: Guardian Media Group (GMG) and Chairman of Tesco Mobile

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